December 10, 2021

              VIA E-MAIL

              Nicole D. Wood, Esq.
              Assistant General Counsel and Assistant Secretary
              RiverSource Life Insurance Company
              5229 Ameriprise Financial Center
              Minneapolis, MN 55474

              Re:            RiverSource Life Insurance Company
                             RiverSource Variable Life Separate Account
                             Initial Registration Statement on Form N-6
                             (File Nos. 333-260175; 811-04298)

                             RiverSource Life Insurance Co. of New York
                             RiverSource of New York Account 8
                             Initial Registration Statement on Form N-6
                             (File Nos. 333-260322; 811-05213)

              Dear Ms. Wood:

                     The staff reviewed the above-referenced initial registration statements, which the
              Commission received on October 12, 2021 and October 18, 2021, respectively. The registration statements describe interests in individual flexible premium variable life insurance policies
              (RiverSource Survivorship Variable Universal Life Insurance).

                      The registrants requested, and the staff has given the registration statements a selective review. Based on our review, we have the following comments related to each filing. Unless specified otherwise, references to RiverSource Life Insurance Company apply equally to
              RiverSource Life Insurance Co. of New York and page numbers refer to the courtesy copy of
              RiverSource Variable Life Separate Account registration statement provided to the staff. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.1


              1
               Capitalized terms have the same meaning as in the registration statement unless otherwise indicated and suggested wording changes to disclosure are generally indicated in italics.



     Nicole D. Wood, Esq.
    December 10, 2021
    Page 2 of 12

    General

        1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
           effective amendment to each registration statement. We may have further comments when you supply the omitted information.

        2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the
           Company will be solely responsible for any benefits or features associated with the
           Policy.

        3. Please include a power of attorney that specifically authorizes the filing of the current registration statement. At present, the registration statement incorporates by reference a power of attorney that does not cover this specific filing. See rule 483(b) under the
           Securities Act of 1933.

        4. Please include the date of the filing at the top of the EDGAR facing sheet.

    Cover Page

        5. The second sentence of the last paragraph notes that upon cancellation, the Company refunds either the full amount paid with the application or total Policy Value. Please explain how this is determined (e.g., the greater of amount paid or Policy Value). Please also clarify whether any charges deducted during the free look period will be added to the refund of Policy Value. In addition, if true, please disclose in the national product that if the policy is intended to replace an existing policy, the cancellation period is extended to
           60 days (as noted in the New York product).

    Key Terms (pages 4-5)

        6. Please include a definition of "Indexed Accounts" in the Key Terms. Please also include a definition for the terms "Surrender" and "Partial Surrender," noting that sometimes a partial surrender is also referred to as a withdrawal.

        7. In the Specified Amount definition, please consider stating in plain English, as noted on page 9, that the Specified Amount is the amount of life insurance coverage an Owner
           wants (i.e., the    Specified Amount    of insurance).

    Key Information Table (pages 6-8)

        Fees and Expenses

        8. The Fees and Expenses section includes a cross reference to the Fee Tables. Please also include a cross reference to a location in the Statutory Prospectus where the fees and expenses are described in more detail (e.g., Transaction Fees and Base Policy Charges).




     Nicole D. Wood, Esq.
    December 10, 2021
    Page 3 of 12

          Please note that cross-references in the electronic versions of the summary and statutory prospectuses should directly link to the referenced location in the statutory prospectus.

       9. In the    Charges for Early Withdrawals    information, please
include the maximum
          surrender charge (as a percentage of contribution/premium or amount surrendered).
          Please also provide an example of the maximum surrender charge an Owner could pay
          (in dollars) under the Contract assuming a $100,000 investment. See
Item 2, Instr. 2(a).

       10. In the    Transaction Charges    information, please specify the
riders and benefits under the
           policy that impose a fee upon exercise.

       11. In the    Ongoing Fees and Expenses    row of the table, please
specify the applicable
           optional benefits, as some optional benefits are subject to a transaction charge and others are subject to annual charges. Please also include narrative disclosure regarding the ongoing fees and expenses associated with the Indexed Options (e.g., An investment in an Indexed Account is also subject to an ongoing charge of 0.60%.
).

       Risks

       12. In the    Not a Short-Term Investment    section, in order to be
consistent with the form
           instruction, please lead with the second sentence, which states, The policy is not suitable as a short-term investment and may not be appropriate for an investor who needs ready access to cash.

       13. When describing Risks Associated with Investment Options, please revise the disclosure consistent with the statement required by Instruction 3.(c) to Item 2 of Form N-6.

       14. For clarity, when describing Insurance Company Risks, please substitute "us" with
           "RiverSource Life Insurance Company."

       15. In the    Policy Lapse    section of the Risks table, please briefly
reference the No-Lapse
           Guarantee. Please also consider briefly disclosing the operation of the grace period.

       Restrictions

       16. Please replace the sub-heading    Investment Options    with
Investments    under the
              Restrictions    heading.

       17. When describing    Optional Benefits    restrictions, please
identify the optional benefits in
           which certain restrictions and limitations apply. Please also identify which optional benefits are only available at policy issuance.

       18. In the    Tax Implications    section, please clarify the second
bullet point to state,    If your
           policy is a modified endowment contract, you may have to pay a 10% tax penalty if you take a withdrawal before age 59  .





     Nicole D. Wood, Esq.
    December 10, 2021
    Page 4 of 12

    Overview of the Policy (pages 9-10)

        19. In the    Premiums    section, the disclosure states that the
policy may lapse if you do not
            pay the premiums needed to maintain coverage. However, the disclosure also states that the policy includes a No-Lapse Guarantee benefit, which, subject to certain requirements, guarantees the policy will remain in force even if the Cash Surrender Value is insufficient to pay the monthly deduction. Please explain the limits of the No-Lapse Guarantee benefit in this section or provide a cross-reference to where this is described elsewhere in the prospectus.

        20. In the    Allocation of Premiums,    the disclosure references a
complete list of underlying
            Funds    at the back of this document.    Instead, please reference
   Appendix A: Funds
            Available Under the Contract.

        21. In the    Loans    discussion, please consider describing the
purpose of loans (i.e., to access
            policy value without the taxes and surrender charges associated with withdrawals).

        22. The    Optional Benefits Riders    disclosure under    Policy
Features    notes the availability
            of riders    varies from state to state.    Please disclose these
state variations or include a
            cross reference to where these state variations are described.

    Fee Table (pages 11-14)

        23. Consider showing the Loan Interest Spread in the    Interest Rate
on Loans    row of the
            Transaction Fees table    or include a footnote disclosing that the
interest rate charged on a
            loan is offset by the minimum guaranteed rate of interest earned at the Fixed Account
            (i.e., 1.00%) on the loan collateral.

        24. In the    Periodic Charges    table, please add the title    Base
Contract Charge    (or    Base
            Policy Charge   ). Please also consider including the Overloan
Protection Benefit and
            Policy Split Option Rider in the fee table and indicating there is no additional charge.

        25. In the narrative to the    Annual Portfolio Company Expenses
table, the disclosure
            references a complete list of underlying Funds    at the back of
this document.    Instead,
            please reference    Appendix A: Funds Available Under the Contract.


    Principal Risks of Investing in the Policy (pages 15-19

        26. Please disclose the risks associated with the Indexed Accounts. For example, in cases where the change in value of the underlying index return is not positive or the positive change in value of the underlying index is not enough to cover any fees and charges, an
            Owner may never receive an interest credit on amounts invested in the Indexed Accounts.
            If true, please also disclose that with fees and charges, an Owner could lose more than his or her investment in the Indexed Accounts.





     Nicole D. Wood, Esq.
    December 10, 2021
    Page 5 of 12

    Transaction Fees (pages 20-21)

       27. In the sub-heading    Surrender Charge,    please revise the fourth
sentence of the third
           paragraph to state, if true,    If you increase the Specified
Amount, an additional maximum
           Surrender Charge will apply to the additional Specified Amount added to the policy."

       28. Please also include an example to the table illustrating the maximum surrender charge applicable to an Owner who increases the Specified Amount in a subsequent year and surrenders the policy.

    The Variable Account and the Funds (pages 29-31)

       29. The first sentence of the paragraph entitled    The Funds,    states
that the policy currently
           offers Subaccounts investing in shares of the Funds listed    in the
table below.    We note
           that there is no table below. Instead, please reference    Appendix
A: Funds Available
           Under the Contract." Please also make this change to the last sentence of the paragraph
           with the heading    Volatility and volatility management risk with
the managed volatility
           funds.

    Voting Rights (page 32)

       30. Please include disclosure that an insurer can override a contract owners voting instructions under certain limited circumstances (consistent with Rule 6e-3(b)(15)(A)(iii) and mixed and shared funding orders).

    Changes to the Variable Account (page 32)

       31. With respect to the changes that can be made to the Variable Account, please state why a change may be made. Please also disclose who, if anyone, must approve any change
           (e.g., the investor or the Commission).

    The General Account (page 32)

       32. According to the disclosure in the second sentence of the first paragraph, the assets held in the general account support the guarantees under the policy, including the death benefit. Please clarify that the guarantees under the policy funded by the Depositor's
           general account are subject to the Depositor   s claims-paying
ability and financial
           strength. See Item 8(c) of Form N-6.

       33. The following sentence states,    You should be aware that our
general account is exposed
           to many of the same risks normally associated with a portfolio of fixed-income securities including interest rate, option, liquidity and credit risk. Please clarify that this is an insurer-related risk that an Owner may experience, rather than a direct risk to the Owner.





     Nicole D. Wood, Esq.
    December 10, 2021
    Page 6 of 12

    The Indexed Accounts (pages 33-36)

       34. If true, please state that an Owner can allocate Net Premiums to the Indexed Accounts, transfer Policy Value from the Subaccounts or the Fixed Account to the Indexed
           Accounts or allocate the Segment maturity value of an Indexed Account to the Indexed
           Accounts. Please also state that amounts allocated to the Indexed Accounts become part
           the Company   s general account.

       35. Please disclose if there is any minimum number of Indexed Account Options that will be made available under the policy.

       36. The second paragraph under    Segment Maturity Value    of the New
York version states:

             Each indexed account has a different risk and return profile and a different range of potential outcomes. Any allocation you select should take into account your financial objectives, time horizon and risk tolerance. You should discuss the indexed account parameters with your registered representative to ensure you understand how they may affect the indexed interest credited for each indexed account.

          Please also include the above disclosure in the national version.

    Right to Examine Your Policy (   Free Look   ) (page 38)

       37. According to the disclosure, an Owner will receive a full refund of all premiums paid
           under the    Free Look    provision. However, the Cover Page states
that an Owner will
           receive either a full refund of the amount paid with the application or total Policy Value.
           Please reconcile the apparent inconsistency.

    Premiums (pages 38-39)

       38. Please state the minimum initial and subsequent premiums required. If these minimums are the same as the required premium to keep the NLG in effect, please clarify this point.

    Keeping the Policy in Force (pages 40-41)

       39. With respect to the grace period, the last sentence of the second paragraph on page 41
           states,    If the youngest Insured dies during the grace period, we
will deduct any overdue
           monthly deductions from the death benefit.    Please also explain
what happens if the
           oldest insured dies during the grace period.

       40. The last sentence of the penultimate paragraph of this section states that, with respect to a reinstated policy, surrender charges will also be reinstated. Please clarify whether this means that a new schedule of surrender charges will apply or whether the original surrender charge schedule will continue as of the date of the lapse.





     Nicole D. Wood, Esq.
    December 10, 2021
    Page 7 of 12

    Proceeds Payable Upon Death (Pages 41-44)

        41. In the second bullet point in the    Change in Death Benefit Option
   section, please specify
            the optional insurance benefits whose charges are affected by an increase or decrease in
            Specified Amount resulting from a change in in the death benefit option. This comment
            is also applicable to the second bullet point in the    Changes in
Specified Amount    section
            related to both the effect on an increase and decrease in the Specified Amount on policy costs.

    Other Benefits Available Under the Contract (page 45)

       42. Please change the heading title of the first column to    Name of
Benefit.

       43. The fourth bullet point related to the Accounting Value Increase
Rider states,    Surrender
           Charges will not be waived if the policy is being surrendered in exchange for a new
           insurance policy or contract.    Does this include an exchange under
the PSO? If so,
           please disclose.

        44. Please include the Automated Transfers, Automated Dollar-Cost Averaging, Asset
            Rebalancing and Policy Value Credit in the table of "Other Benefits Available Under the
            Contract."

    Additional Information About Optional Benefits (pages 45-47)

        45. Please include one or more examples illustrating the operation of each benefit in a clear, concise, and understandable manner. If the description of the benefit is clear enough without the need for an example (e.g., the automatic transfer programs) a standalone example would not be necessary. For others, particularly where calculations are involved, examples should be provided. See Instruction to Item 11.

        Four-Year Term Insurance Rider (FYT)

        46. The fourth sentence of the first paragraph states,    The rider is
not available if either
            Insured is uninsurable.    Please explain how each insured can be
insurable to purchase
            the policy, but yet potentially uninsurable to select the FYT at issue.

        Policy Split Option Rider (PSO)

        47. Please explain supplementally to the staff why this rider is an optional rider and must be selected at issue when there is only a charge for this rider if an exchange is made. Why wouldn't everyone select the option, whether they plan to use the rider or not?

        48. Please disclose that if the new policies are also variable life policies, the exchange will be made at NAV (i.e., the policy value will be the same before and after the exchange).




     Nicole D. Wood, Esq.
    December 10, 2021
    Page 8 of 12

       49. Please also disclose that there will be no surrender or other charge when redeeming the old contract and no front-end load on the new contract, except that the insurer may charge
           an administration fee that is disclosed in the acquiring policy   s
prospectus. See Rule
           11a-2.

       Accounting Value Increase Rider (AVIR)

       50. Please specify the expiration date of the rider.

       51. According to the disclosure, the amount of the Surrender Charge waived is a percentage of the Surrender Charge that would apply to the initial Specified Amount. Please explain how this percentage is determined.

       52. The table of    Other Benefits Available Under the Contract
indicates that the rider is
           available at time of application only with small business owners. Please explain what
              only with small business owners    means, including how the
status of small business
           owners will be determined.

       Overloan Protection Benefit (OPB).

       53. If true, please disclose that if the OPB is exercised, the policy
will then become    paid-up
           life insurance (i.e., requiring no additional premiums).

       54. The first sentence of the last paragraph of this section states, Once the benefit has been exercised, the death benefit will be the applicable percentage from the Death Benefit
           Percentage Table as shown under Policy Data, multiplied by Policy Value or
           Indebtedness, whichever is greater.    Please disclose, if true,
that this could result in a
           significant reduction in the death benefit.

       Exchange for a Fixed Benefit Policy

       55. In the second to last sentence of the second paragraph, the disclosure states that the exchange may have tax consequences. Please specify the potential tax consequences of exchanging of a policy for a fixed benefit policy.

    Policy Loans (page 48)

       56. Please consider clarifying here, as noted in the    Overview of the
Policy    section, that an
           owner may take a loan from the policy at any time.

       57. Please disclose the state variations that apply to minimum loan amounts or include a cross-reference to where in the prospectus the state variations are described.





     Nicole D. Wood, Esq.
    December 10, 2021
    Page 9 of 12

       58. Please disclose how the interest rate is determined on a policy loan (i.e., the interest rate paid on a policy loan is effectively the interest rate charged on a policy loan offset by the interest credited on the loan collateral in the Fixed Account).

       59. Please describe how interest accrues on a loan and when it is payable. See Item 13(c) of
           Form N-6.

    Policy Surrenders (page 49)

       60. The first paragraph defines Cash Surrender Value twice. Please revise to avoid repetitive disclosure.

       61. Please revise the second sentence of the second paragraph to state, Additionally, for
           Death Benefit Option 1 policies, a partial surrender will reduce the Specified Amount.
           A similar revision should also be made to the fourth bullet point under the heading
              Effect of partial surrenders.

       62. The second sentence of the fourth paragraph states that Surrender Charges can significantly reduce Policy Values. Please include one or more examples illustrating how
            Surrender Charges can significantly reduce Policy Values.

       63. In the context of a surrender, the sixth sentence in the fifth paragraph states that the
            Company may require an Owner to return the policy. Please describe the circumstances when this may occur.

      64. The sixth bullet point under the heading    Effect of partial
surrenders    states,    If Option 2
          is in effect, a partial surrender does not affect the Specified
Amount.    Is this also true if
          Option 3 is in effect? In addition, please explain supplementally why a partial surrender does not affect the Specified Amount under Option 2, but does under Option 1. For
          clarity, please also consider using the reference    Death Benefit
Option 1    and    Death
          Benefit Option 2    when referring to the death benefit options in
this section.

    Appendix A: Funds Available Under the Contract (pages 65-71)

       65. Please note the website address in the introductory legend to the table must be specific enough to lead investors directly to the prospectuses of the Portfolio Companies, rather than to the home page or other section of the website on which the materials are posted.
           The website, however, can be a central site with prominent links to each document.

       66. If applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.

       67. The third column heading should be    Current Expenses.    Please
delete the added
           language    Ratio [Net %].



     Nicole D. Wood, Esq.
    December 10, 2021
    Page 10 of 12

       68. Please label Current Expenses and Average Annual Total Returns in the table as a percentage (e.g., 0.67% and 35.48%).

       69. Please confirm supplementally that no Fund   s current expenses, as
calculated pursuant to
           Item 3 of Form N-1A, reflect any expense reimbursements or fee waiver arrangements
           that are in place and reported in the Fund   s registration
statement on Form N-1A.
           Otherwise, please identify each Fund subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions.

    Back Cover Page

       70. The disclosure states,    The SAI and personal illustrations of
death benefits, Cash
           Surrender Values, and Policy Values are available, without charge,
upon request.    The
           SAI does not include Item 29 Illustrations (and Item 30(l) is marked not applicable for actuarial opinions related to illustrations). Please revise this statement for accuracy.

       71. Please include the EDGAR contract identifier for the Policy on the bottom of the back cover page in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). See Item 1(b)(4) of Form N-6.

    Statement of Additional Information

       The Variable Account

       72. Please consider moving this section to follow the information about the Depositor,
           RiverSource Life, as there are references to the Variable Account that precede this discussion. Please also clarify that the Variable Account is RiverSource Variable Life
           Separate Account.

    Part C     Other Information

       73. The item number reference related to the following item headings is incorrect: Directors and Officers of the Depositor; Persons Controlled by or Under Common Control with the
           Depositor or the Registrant; Indemnification; Principal Underwriters; Location of
           Accounts and Records, Management Services; and Fee Representation. See Items 31-37
           of Form N-6. Please revise accordingly.

    Signatures

           The registration statement needs to be signed by both the Registrant and the Depositor in
           two separate signature blocks. Please see the    Signatures    page
of Form N-6.





     Nicole D. Wood, Esq.
    December 10, 2021
    Page 11 of 12

    Initial Summary Prospectus (ISP)

        74. Please apply all comments herein to the ISP, as applicable.

        75. The last sentence of the first paragraph of the cover page states that information may be obtained by sending an email request to ameriprise.com/variable annuities. Please revise the disclosure to include the proper convention for an email address.

        76. The ISP should not include    Key Information Table    as a heading
title. The heading title
            should be    Important Information You Should Consider About the
[Contract].    See Rule
            498A(b)5(i).

        77. Please remove the heading title    Contract Overview.    Only the
information required by
            Rule 498(b)(5) is permitted to be used in the ISP.

        78. Please replace the heading title    Buying the Contract/Premiums
with    Buying the
            Contract.    See Rule 498A(b)5(v).

        79. Please replace the heading title    Surrenders & Withdrawals
with    Making Withdrawals:
            Accessing the Money in Your Contract.    See Rule 498A(b)5(vii).

        80. Please replace the heading title    Fee Tables    with
Additional Information About Fees.
            See Rule 498A(b)5(viii).

        81. Certain cross-references in the summary prospectus refer to other sections of the summary
            prospectus (e.g., references to the    back of this document    in
the sections    Overview of
            the Policy    and    Total Annual Operating Expenses of the Funds
). Please provide cross-
            references to the location in the statutory prospectus where the subject matter is discussed in greater detail. See Instruction 1(b) to Item 2 of Form N-6.

        82. We note the back cover page is identical to the back cover page of the statutory prospectus, which includes disclosures not required by Rule 498A. In addition, if the
            Registrant intends to incorporate by reference the statutory prospectus into the ISP, please include the legend required by Rule 498A(b)(3)(i).

                                                 ********
            Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.





     Nicole D. Wood, Esq.
    December 10, 2021
    Page 12 of 12

            Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendment. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

            In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

           Should you have any questions prior to filing pre-effective amendment, please feel free to contact me at 202-551-6765 or cowanm@sec.gov.


Sincerely,

                                                                       /s/ Mark
Cowan

                                                                       Mark
Cowan
                                                                       Senior
Counsel


    cc: Andrea Ottomanelli Magovern, Assistant Director
        Mike Pawluk, Special Counsel
        Sally Samuel, Branch Chief